February 27, 2020

Zhou Deng Hua
Chief Executive Officer
XT Energy Group, Inc.
No.1, Fuqiao Village, Henggouqiao Town
Xianning, Hubei, China 437012

       Re: XT Energy Group, Inc.
           Form 10-K for the Fiscal Year Ended July 31, 2019
           Filed October 15, 2019
           File No. 000-54520

Dear Mr. Deng Hua:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing